EXHIBIT 99.7

VERMILION ENERGY INC.

CERTIFICATE OF THE CHIEF EXECUTIVE OFFICER

Pursuant to Section 906(a) of the Sarbanes-Oxley Act of 2002

Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18 of the United States Code

In connection with the annual report of Vermilion Energy Inc. (the “Corporation”) on Form 40-F for the fiscal year ended December 31, 2021, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Curtis Hicks, President of the Corporation, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

Dated at Calgary, Alberta, Canada this 4th day of March 2022.

("Dion Hatcher")
[Signature]

Dion Hatcher, President
Acting in the capacity of Chief Executive Officer

EXHIBIT 99.7

VERMILION ENERGY INC.

CERTIFICATE OF THE CHIEF FINANCIAL OFFICER

Pursuant to Section 906(a) of the Sarbanes-Oxley Act of 2002

Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18 of the United States Code

In connection with the annual report of Vermilion Energy Inc. (the “Corporation”) on Form 40-F for the fiscal year ended December 31, 2021, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Lars Glemser, Vice President and Chief Financial Officer of the Corporation, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

Dated at Calgary, Alberta, Canada this 4th day of March 2022.

(“Lars Glemser”)
[Signature]

Lars Glemser, Vice President and Chief Financial Officer